SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
(Name of the Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
(Address of the Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	12

SIGNATURES	13

INDEX TO EXHIBITS	14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Sun Life Assurance Company of Canada (U.S.)
United States Employees’ Sun Advantage Savings and Investment Plan
Wellesley Hills, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Sun Life Assurance Company of Canada (U.S) United States Employees’ Sun Advantage Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
Boston, Massachusetts
June 27, 2008

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Participant-directed investments, at fair value:
Mutual funds	$ 189,735,150	$ 154,163,242
Vanguard Retirement Savings Trust II	50,959,949	-
Vanguard Retirement Savings Trust III	-	50,803,693
Sun Life Financial Inc. Stock Fund	10,529,362	6,788,663
Assets held in Self-Managed Accounts	1,825,794	-
Participant loans	3,332,882	3,033,937
Cash	447,483	297,379

Total investments	256,830,620	215,086,914

Contributions receivable	427,594	249,824

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	257,258,214	215,336,738

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(474,592)	488,866

NET ASSETS AVAILABLE FOR BENEFITS	$ 256,783,622	$ 215,825,604

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Investment activity:
Net (depreciation) appreciation in fair value of investments	$ (218,124)	$ 9,001,959
Interest	2,418,661	2,405,007
Dividends	15,662,429	7,345,079

Total investment activity	17,862,966	18,752,045

Contributions:
Employer	19,489,990	16,636,625
Participants	19,521,392	16,313,621
Participant rollovers	4,307,212	2,245,345

Total contributions	43,318,594	35,195,591

Total additions	61,181,560	53,947,636

DEDUCTIONS:
Benefits paid directly to participants	20,223,542	19,952,855
Purchase of annuity contract	-	148,936

Total deductions	20,223,542	20,101,791

NET INCREASE	40,958,018	33,845,845

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	215,825,604	181,979,759

End of year	$ 256,783,622	$ 215,825,604

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following brief description of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan was originally established on April 1, 1986 by Sun Life Assurance Company of Canada (the "Corporation") for the benefit of its U.S. employees and the U.S. employees of its subsidiaries that elected to become participating employers under the Plan.  The purpose of the Plan is to permit eligible employees of the Corporation and participating employers to defer and receive employer-matching contributions in order to provide funds for employees in the event of death, disability, unemployment and retirement.  Any employee, 21 years or older, is eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2002, the Corporation transferred sponsorship of the United States Employees' Sun Advantage Savings and Investment Plan to its then wholly-owned subsidiary Sun Life Assurance Company of Canada (U.S.) (the "Company" or "Plan Sponsor").

On January 1, 2006 the Plan was amended and restated to establish a Retirement Investment Account (“RIA”) for the participants of the Plan, including certain participants of the United States Employees' Retirement Income Plan ("Defined Benefit Plan") whose benefits under the Defined Benefit Plan were frozen as of December 31, 2005.  The participants of the Plan will now have future additional employer contributions made to the Plan as discussed below.

Effective May 31, 2007, eligible employees who transferred as part of Sun Life Financial Inc.’s acquisition of Genworth Financial, Inc.’s U.S. Employee Benefits Group were credited with prior Genworth service for the purpose of vesting in the Plan and for RIA credited service used in calculating RIA contributions under the Plan.

Effective August 29, 2007, the Plan was amended to include a Self-Managed Account for participants who desire to actively manage and select external investments through the use of a brokerage account.

Effective November 7, 2007, Independent Financial Marketing Group, Inc. (“IFMG”) ceased to be an Affiliated Employer under the Plan because of the acquisition of IFMG's capital stock by LPL Holdings, Inc. As of that date, the Plan was amended to allow IFMG to continue as a participating employer. As of November 7, 2007, there were ninety-two active IFMG participants in the Plan with net assets available for benefits of $4,035,260.

Contributions - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant in the 401(k) account by entering into a salary reduction agreement.  The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of his or her compensation.  During 2002, the Plan adopted Age 50 Catch Up Contributions as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001.  Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participating employers contribute an amount equal to 50% of the first six percent of compensation that a participant contributes to the 401(k) Plan.

The Company also contributes to the RIA a percentage of participant’s eligible compensation as determined per the following chart based on the sum of the participant’s age and service on January 1 of the applicable plan year–

Age Plus Service	Company Contribution
Less than 40	3%
At least 40 but less than 55	5%
At least 55	7%

For RIA participants who are at least age 40 on January 1, 2006 and whose age plus service on January 1, 2006 equals or exceeds 45, the Company also contributes to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant’s eligible compensation as determined per the following chart based on the participant’s age and service on January 1, 2006 –

	Service
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

For RIA participants who did not become participants in the Defined Benefit Plan before January 1, 2006, the Company made a one-time RIA contribution in January 2006 based on the applicable percentage from the first chart above as of January 1, 2006 and their eligible compensation paid during the period beginning on their hire date and ending on December 31, 2005.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the participating employer's matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan losses and investment related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  Participant selections of one or more of the investment options must be in multiples of 1%. Participating employer matching contributions are invested in accordance with participant investment allocations.  The Plan currently offers several mutual funds, the Sun Life Financial Inc. Stock Fund (a party-in-interest), a Self-Managed Account and a stable value fund as investment options for participants.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the participating employer's contribution portion of their accounts is based on years of continuous service.  A participant vests at the rate of 20 percent per year of credited service and is 100 percent vested after five years of credited service. A participant is fully vested in his or her share of the participating employer contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Participant Loans - A participant may borrow up to 50% of his or her vested account balance with a minimum loan balance of $1,000 and a maximum loan balance of $50,000.  Repayment is effected through payroll deductions over a period of one to five years for non-mortgage loans and over a period of one to 15 years for mortgage loans.  Loan repayments are credited against investments, as allocated in the participant's account.  The loans are secured by the balance in the participant's account and bear interest at local prevailing rates at the time funds are borrowed. At December 31, 2007 interest rates range from 4% to 8.5%.  Maturity dates are through August 31, 2022.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65.  If the participant's service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment.  Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will only be made in a lump sum.

Forfeitures - In the event that a participant terminates service prior to completing five years with the participating employer, the nonvested portion of his or her account will be forfeited.  At December 31, 2007 and 2006 forfeited nonvested accounts totaled $47,490 and $1,069,269, respectively.  These accounts will be used to reduce future participating employer matching contributions.  Employer contributions were reduced by $2,330,245 and $3,279,046 from forfeited nonvested accounts for the years ended December 31, 2007 and 2006, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, collective trusts, and stocks.  Investment securities in general, are exposed to various risks, such as interest rate, credit, and market risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Common stock is valued at quoted market prices. Assets held in the Self-Managed Accounts are stated at fair value based on quoted market prices of the assets held in the accounts. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trusts with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are stated at the outstanding loan balances.

During 2007, the Vanguard Retirement Savings Trust III stable value fund was replaced by the Vanguard Retirement Savings Trust II which is also a stable value fund but with lower expenses.  The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value with an adjustment shown separately to adjust fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2007 or 2006.

New Accounting Guidance - In September 2006, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Plan will adopt SFAS No. 157 effective January 1, 2008 and will apply the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. The Plan’s management is evaluating the impact SFAS No. 157 will have on the Plan’s financial statements.

In February 2007, the FASB issued Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”) which permits entities to choose to measure many financial assets and financial liabilities at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Plan did not elect the fair value option for eligible items that had not previously been required to be measured at fair value as of January 1, 2008.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor except for certain fees which are paid by the participants. These fees include loan fees, advisory fees, and fund redemption fees. For the years ended December 31, 2007 and 2006 these fees which totaled $46,772 and $12,049, respectively are included in benefits paid directly to participants.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of IRC limits.

3.	PLAN ADMINISTRATOR AND TRUSTEE

The U.S. Benefit Plans Committee (the "Committee") is the named Plan Administrator of the Plan.  At December 31, 2007, the Committee consisted of seven members:  Janet V. Whitehouse, Keith Gubbay, Robert J. De Clercq, John T. Donnelly, Teresa A. Vellante Ham, Philip G. Malek and Michael E. Shunney.  State Street Bank and Trust Company is the named Trustee of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Trust.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 29, 2002, in which the Internal Revenue Service stated that the Plan and related trust as then designed were in compliance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	INVESTMENTS

The Plan's investments that represented 5% or more of the fair value of the Plan's net assets available for benefits as of December 31 were as follows:

	2007	2006
Mutual funds:
MFS Massachusetts Investors Growth Stock Fund	$ 13,485,369	$ -
MFS Growth Opportunities Fund	-	12,355,104
MFS Total Return Fund	18,167,292	16,401,768
Fidelity Blue Chip Growth Fund	21,142,522	18,693,228
JP Morgan Capital Growth Fund	16,701,706	13,688,431
T Rowe Price International Stock Fund	13,944,712	-
Vanguard Institutional Index	27,620,458	-
Vanguard 500 Index Fund Shares	-	22,418,109
T. Rowe Price Mid-Cap Value Fund	12,109,659	-
Fidelity Advisor Diversified International	17,121,437	11,982,673
Common collective trust:
Vanguard Retirement Savings Trust II	50,959,949	-
Vanguard Retirement Savings Trust III	-	50,803,693

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value by ($218,124) and $9,001,959, respectively, as follows:

Fund Name	Investment Type	2007	2006

Vanguard Retirement Savings Trust III	Stable Value	$ (27,668)	$ 25,953
Vanguard Retirement Savings Trust II	Stable Value	(46,421)	-
Vanguard Total Market Bond Index (Institutional) Shares	Fixed Income	181,231	9,076
Vanguard Total Market Bond Index (Admiral) Shares	Fixed Income	(26,975)	-
MFS Government Securities Fund	Fixed Income	95,774	(42,086)
MFS High Income Fund	Fixed Income	(344,017)	139,351
MFS Total Return Fund	Balanced	(1,058,180)	843,580
T. Rowe Price Equity Income Fund	Equity	(485,071)	712,711
Vanguard 500 Index Fund Shares	Equity	253,898	2,331,919
Vanguard Institutional Index	Equity	585,248	-
Selected American Shares	Equity	162,671	437,806
Fidelity Blue Chip Growth Fund	Equity	(67,620)	494,743
MFS Growth Opportunities Fund	Equity	787,895	748,589
MFS Massachusetts Investors Growth Stock Fund	Equity	508,473	-
T. Rowe Price Mid-Cap Value Fund	Equity	(1,526,324)	418,123
JP Morgan Capital Growth Fund	Equity	613,460	312,735
Fidelity Low-Priced Stock Fund	Equity	(393,064)	487,847
Fidelity Small Cap Value Fund	Equity	(746,889)	45,393
Vanguard Growth Fund Index	Equity	(7,288)	-
Self-Managed Accounts	Equity	(64,884)	-
Fidelity Advisor Diversified International	International Equity	(899,097)	472,408
T. Rowe Price International Stock Fund	International Equity	(138,011)	1,225,586
Sun Life Financial Inc. Stock Fund	Common Stock	2,424,735	338,225
Total		$ (218,124)	$ 9,001,959

7.	EXEMPT PARTY-IN-INTEREST

An affiliate of the Plan Sponsor manages several mutual fund investment options within the Plan.  These investments include MFS Massachusetts Investors Growth Stock Fund, MFS High Income Fund, MFS Government Securities Fund and MFS Total Return Fund, each of which is an investment company registered under the Investment Company Act of 1940. Investment advisory fees are paid from the funds to the affiliate.

At December 31, 2007 and 2006, the Plan held 188,226 and 160,299 shares, respectively, of common stock of Sun Life Financial Inc., an affiliate of the Plan Sponsor, with cost bases of $6,692,629 and $5,163,273, respectively.  During the years ended December 31, 2007 and 2006, the Plan recorded dividend income from such securities of $148,776 and $117,616, respectively.  These transactions qualified as permitted party-in-interest transactions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total investments per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	2007	2006

Total investments, at fair value, per the financial statements	$ 256,830,620	$ 215,086,914
Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(474,592)	488,866
Total investments per Form 5500	$ 256,356,028	$ 215,575,780

* * * * * *

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
	Vanguard	Vanguard Retirement Savings Trust II -
		50,485,357 shares		50,959,949
		Mutual funds:
*	Massachusetts Financial Services	MFS High Income Fund -
		1,520,076.542 shares		5,578,681
		MFS Government Securities Fund -
		455,017.922 shares		4,386,373
		MFS Total Return Fund -
		1,192,079.542 shares		18,167,292
		MFS Massachusetts Investors Growth Stock Fund -
		879,671.847 shares		13,485,369
	Fidelity Investments	Fidelity Blue Chip Growth Fund -
		479,857.502 shares		21,142,522
		Fidelity Low-Priced Stock Fund -
		182,757.997 shares		7,516,836
		Fidelity Small Cap Value Fund -
		461,553.420 shares		8,044,876
		Fidelity Advisor Diversified International -
		771,583.492 shares		17,121,437
	Vanguard	Vanguard Growth Index Fund
		14,895.877 shares		458,346
		Vanguard Institutional Index -
		205,907.695 shares		27,620,458
		Vanguard Total Market Bond Index -
		880,004.231 shares		8,940,843
	JP Morgan	JP Morgan Capital Growth Fund -
		398,608.727 shares		16,701,706
	T. Rowe Price	T. Rowe Price International Stock Fund -
		832,520.102 shares		13,944,712
		T. Rowe Price Equity Income Fund -
		314,411.071 shares		8,834,951
		T. Rowe Price Mid-Cap Value Fund -
		539,165.569 shares		12,109,659
	Selected American Shares	Selected American Shares -
		118,900.984 shares		5,681,089
		Total Mutual Fund		189,735,150
	Self-Managed Accounts	Self-Managed Accounts -		1,825,794
*	Sun Life Financial	Sun Life Financial Inc. Stock Fund -
		188,226 shares		10,529,362
*	Plan participants	Loans to participants, secured by underlying
		participant account balances, interest rates
		from 4.00% to 8.50%, maturity dates through 2022		3,332,882
	State Street	Cash - State Street Research Short Term Investment Fund - 447,483 shares		447,483
		Total investments at fair value		256,830,620
		Adjustment from fair value to contract value for fully benefit-responsive investment contract		(474,592)
		TOTAL INVESTMENTS PER FORM 5500		$256,356,028
* Party-in-interest. ** Cost is not required for participant directed investments and therefore has not been included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Robert J. De Clercq
Robert J. De Clercq
Member, U.S. Benefit Plans Committee

Dated: June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm